GUILHERME BENCHIMOL ASSUMES EXECUTIVE

CHAIRMAN ROLE TO LEAD KEY GROWTH & STRATEGIC

INITIATIVES FOR THE NEXT EVOLUTION OF XP INC;

THIAGO MAFFRA (CTO) WILL BE NAMED CEO

São Paulo, Brazil, March 12, 2021 – XP Inc. (Nasdaq: XP). XP Inc., or XP, a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil, announced today that Guilherme Benchimol will take on the new role of Executive Chairman to focus his attention on developing new growth and expansion initiatives, starting on May 12th. Thiago Maffra, Chief Technology Officer, has led the digital transformation of XP and is being promoted to CEO to manage the company.

Mr. Maffra joined XP Inc. in 2015 and has led the strategy and development of XP’s technology-driven financial services platform and digital transformation over the past three years. He is one of the recognized leaders of the FinTech industry in Brazil with a deep understanding of our clients, our business model and the power of advanced technologies and data to disrupt the financial services industry. Maffra began his career as a trader and transitioned to focus on technology after his MBA from Columbia Business School.

Below a message from our founder and CEO, Guilherme Benchimol.

Shaping the Future of XP Inc.

I am very proud of what we have accomplished so far at XP, but I am even more excited about our future and the next evolution of our journey to help transform the lives of people in Brazil. I believe XP has established a very strategic position in the market, but we can’t afford to be satisfied or passive. We must understand the opportunities that lay ahead of us in such a rapidly changing world and constantly challenge ourselves to remain at the forefront of innovation, disruption and expansion in order to better serve our clients, welcome new customers into our ecosystem, and lead the revolution of our industry.

In order to help XP stay one step ahead and focused on our long-term strategic goals, I’m announcing today that I am assuming the role of Executive Chairman at XP Inc. to dedicate most of my time and energy on key growth and strategic initiatives such as innovation and expansion, partnerships and M&A, and the continued development of our culture and people – our most important assets.

I believe this will enable me to focus on building our future, making sure we are stronger and better prepared for many years to come. My dedication, availability and involvement in XP will remain the same as it has been for the past twenty years, and the long-term success of the business is my single and most important goal.

As the company’s founder and main shareholder, I am also excited to welcome a new CEO, Thiago Maffra our current Chief Technology Officer, to lead us in this next phase of XP’s journey. I can’t think of a better partner and leader to entrust with the management of XP than Maffra, who is one of the brightest and most passionate professionals that I have ever worked with. He led the unprecedented and highly successful digital transformation of XP, enabling us to unlock the combined power of artificial intelligence, cloud computing, mobile applications and digital media to differentiate our capabilities, expand our ecosystem, and compete more effectively.

Maffra and I believe XP needs to fully evolve from a model in which “technology serves the business” to one where “technology empowers clients, while working for the business”. This type of transformation requires a new mindset, a highly collaborative approach that integrates every facet of XP – from product, design, operations and technology, curating our clients’ experience from end to end.

Maffra has successfully driven this transformation thus far as CTO and will accelerate it as our CEO. He will become the new CEO of XP on May 12, 2021 and until then we will work together to conduct the best transition process possible.

Finally, I’d like to emphasize that we are only at the beginning of our journey and that changes such as this are exciting steps to ensure that XP Inc. continues to be at the forefront of innovation and one of the leaders in the Brazilian financial services industry. We intend to continue to achieve our goals one step at a time, on a consistent path forward, with humility and, above all, respecting and helping our clients improve their lives.

Guilherme Benchimol.

About XP

XP is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 600 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP’s control.

XP’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

André Martins, Head of Investor Relations	Investor Contact: ir@xpi.com.br
Antonio Guimarães, Investor Relations	IR Website: investors.xpinc.com
Natali Pimenta, Investor Relations

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